Organigram becomes an official supplier of cannabis
in the Province of Saskatchewan

Company also continues to expand senior management team

MONCTON, NOVEMBER 27, 2018/CNW/ -- Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased announce it has completed the registration process with Saskatchewan Liquor and Gaming Authority (SLGA), making it an official supplier of cannabis for the province.

“We are pleased to have been selected as an official supplier of cannabis in Saskatchewan,” says Tim Emberg, Senior Vice President of Sales and Commercial Operations, Organigram. “We look forward to working with retailers and key distributors to help ensure the success of the adult recreational market in the province.”

This agreement continues to build the Company’s position as a true national player in Canada’s new legal adult use recreational cannabis marketplace. Organigram now has supply agreements, listing an official supplier, and/or memorandums of understanding in nine out of ten provinces.

“We are proud to offer Canadians access to our growing portfolio of safe, high-quality recreational products,” says Greg Engel, Organigram’s Chief Executive Officer. “At Organigram, we are committed to positive and productive relationships with our partners across the country, and to the development of innovative products that meet the needs of our customers from coast to coast.”

Product is expected to start shipping to Saskatchewan before the end of 2018.

Director of Research and Development

Organigram is pleased to welcome Alec Zhou as Director of Research & Development.

Alec, who has a PhD & Masters Degree in Food Science as well as a Bachelor of Chemical Engineering, has tremendous experience in both research and food product development. Most recently, Alec spent 10 years working as R&D Manager for Cavendish Farms leading their Culinary Creation Center on PEI.

Alex will be responsible for leading Organigram’s research and development team, particularly as the Company continues to prepare for the expanded derivative and edibles market in 2019, as well as developing processes for new product development.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653